Management's Discussion and Analysis
For the Year Ended December 31, 2016

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following discussion and analysis provides information that management believes is relevant to an assessment and understanding of the consolidated financial condition and results of operations of Golden Star Resources Ltd. and its subsidiaries("Golden Star" or "the Company" or "we" or "our"). This Management’s Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") should be read in conjunction with the Company's audited consolidated financial statements and related notes for the year ended December 31, 2016, which are prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). This MD&A includes information available to, and is dated, February 21, 2017. Unless noted otherwise, all currency amounts are stated in U.S. dollars and all information presented in this MD&A is prepared in accordance with IFRS.
CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION
This MD&A contains “forward-looking information” within the meaning of applicable Canadian securities laws and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, concerning the business, operations and financial performance and condition of Golden Star. Generally, forward-looking information and statements can be identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “believes” or variations of such words and phrases (including negative or grammatical variations) or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative connotation thereof. Forward-looking information and statements in this MD&A include, but are not limited to, information or statements with respect to: production, cash operating costs and all-in sustaining costs estimates for 2017; the timing for transforming Wassa and Prestea into lower cost producers; the impact of the brownfield underground development projects at Wassa and Prestea on the Company; the ability of the Company to transform into a reliable and stable low cost producer when both underground projects are in full production and the timing for such production; Wassa and Prestea Underground mines being in commercial production by the end of 2017 and full production in 2018; Wassa’s 2017 production level, as well as decreases in grade and strip ratio during 2017; gold production increases at Wassa Underground from the third quarter of 2017 onwards; accessing the transverse stopes of the B Shoot at Wassa Underground and the timing thereof; the B Shoot being a higher grade area of the Wassa Underground ore body; the conclusion of production at the Prestea Open Pits during the third quarter of 2017; the commencement of mining and production from the Mampon deposit during the second quarter of 2017 and the conclusion of mining and production from Mampon in the third quarter of 2017; production at Prestea Underground during the development phase of the project; construction activities at Prestea Underground advancing according to schedule and stoping starting in the second quarter of 2017; total construction spending at Prestea Underground; pre-commercial production revenue at Prestea Underground; the Company’s debt repayment and servicing obligations during 2017; the ability to defer discretionary capital spending in 2017 and the amount that can be deferred; the manner in which the Company will repay the outstanding principal balance of the 5% Convertible Debentures; expected rehabilitation provisions; sustaining and development capital expenditures estimates for 2017; total capital expenditures expected to be incurred at Prestea Underground and Wassa in 2017; the amounts of capital to be spent on various activities at Wassa and Prestea; exploration spending during 2017; the change to Alimak stoping at Prestea Underground mine and the safety and efficiency of such method of mining at Prestea Underground mine; the timing of stoping at Prestea Underground mine; the sufficiency of the Company’s existing cash balance; the ounces and grade of, and timing for mining at Mampon; working capital, debt repayments and requirements for additional capital; and the ability of the Company to repay the outstanding principal amount of the 5% Convertible Debentures when due.
Forward-looking information and statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performance or achievements of Golden Star to be materially different from future results, performance or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Golden Star will operate in the future, including the price of gold, anticipated costs and ability to achieve goals. Certain important factors that could cause actual results, performances or achievements to differ materially from those set forth in the forward-looking information and statements include, among others, gold price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks, litigation risks, liquidity risks, suppliers suspending or denying delivery of products or services, regulatory restrictions (including environmental regulatory restrictions and liability), actions by governmental authorities (including changes in taxation), currency fluctuations, the speculative nature of gold exploration, the global economic climate, dilution, share price volatility, the availability of capital on reasonable terms or at all, local and community impacts and issues, results of pending or future feasibility studies, competition, loss of key employees, additional funding requirements and defective title to mineral claims or property. Although Golden Star has attempted to identify important factors that could cause actual results, performance or achievements to differ materially from those described in forward-looking information and statements, there may be other factors that cause actual results, performance or achievements not to be as anticipated, estimated or intended.
Forward-looking information and statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, performance or achievements of Golden Star to be materially different from those expressed or implied by such forward-looking information and statements, including but not limited to: risks related to international operations, including economic and political instability in foreign jurisdictions in which Golden Star operates; risks related to current global financial conditions; actual results of current exploration activities; environmental risks; future prices of gold; possible variations in mineral reserves and mineral resources, grade or recovery rates; mine development and operating risks; an inability to obtain power for operations on favourable terms or at all; mining plant or equipment breakdowns or failures; an inability to obtain products or services for operations or mine development from vendors and suppliers on reasonable terms, including pricing, or at all; accidents, labor disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities; risks related to indebtedness and the service of such indebtedness, as well as those factors discussed in the section entitled “Risk Factors” in Golden Star's Annual Information Form for the year ended December 31, 2015. Although Golden Star has attempted to identify important factors that could cause actual results, performances and achievements to differ materially from those contained in forward-looking information and statements, there may be other factors that cause results, performance and achievements not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results, performance, and achievements and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information and statements. Forward-looking information and statements are made as of the date hereof and accordingly are subject to change after such date. Except as otherwise indicated by Golden Star, these statements do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date hereof. Forward-looking information and statements are provided for the purpose of providing information about management's current expectations and plans and allowing investors and others to get a better understanding of the Company's operating environment. Golden Star does not undertake to update any forward-looking information and statements that are included in this MD&A, except as required by applicable securities laws.
CAUTIONARY NOTE REGARDING RESERVES AND RESOURCES
Scientific and technical information contained in this MD&A was reviewed and approved by Dr. Martin Raffield, Senior Vice- President, Technical Services for Golden Star who is a “qualified person” as defined by National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) and by S. Mitchel Wasel, BSc Geology who is a Qualified Person pursuant to NI 43-101.  Mr. Wasel is Vice President Exploration for Golden Star and an active member of the Australasian Institute of Mining and Metallurgy. All mineral reserves and mineral resources have been calculated in accordance with the standards of the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) and in compliance with the requirements of NI 43-101. All mineral resources are reported inclusive of mineral reserves. Mineral resources which are not mineral reserves do not have demonstrated economic viability. Information on data verification performed on, and other scientific and technical information relating to, the mineral properties mentioned in this MD&A that are considered to be material mineral properties of the Company are contained in Golden Star's Annual Information Form for the year ended December 31, 2015 and the following current technical reports for those properties available at www.sedar.com: (i) Wassa - "NI 43-101 Technical Report on feasibility study of the Wassa open pit mine and underground project in Ghana” effective date December 31, 2014; (ii) Bogoso - “NI 43-101 Technical Report on Resources and Reserves Golden Star Resources Ltd., Bogoso Prestea Gold Mine, Ghana” effective date December 31, 2013; and (iii) Prestea Underground - “NI 43-101 Technical Report on a Feasibility Study of the Prestea Underground Gold Project in Ghana" effective date November 3, 2015.
Cautionary Note to U.S. Investors
This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ materially from the requirements of United States securities laws applicable to U.S. companies. Information concerning our mineral properties has been prepared in accordance with the requirements of Canadian securities laws, which differ in material respects from the requirements of the Securities and Exchange Commission (the “SEC”) set forth in Industry Guide 7. Under the SEC's Industry Guide 7, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time of the reserve determination, and the SEC does not recognize the reporting of mineral deposits which do not meet the SEC Industry Guide 7 definition of “Reserve”. In accordance with NI 43-101, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in accordance with CIM standards. While the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are recognized and required by NI 43-101, the SEC does not recognize them. You are cautioned that, except for that portion of mineral resources classified as mineral reserves, mineral resources do not have demonstrated economic viability. Inferred mineral resources have a high degree of uncertainty as to their existence and as to whether they can be economically or legally mined. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Therefore, you are cautioned not to assume that all or any part of an inferred mineral resource exists, that it can be economically or legally mined, or that it will ever be upgraded to a higher category. Likewise, you are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be upgraded into mineral reserves.

OVERVIEW OF GOLDEN STAR
Golden Star is an established gold producer that holds a 90% interest in the Wassa and Bogoso/Prestea gold mines in Ghana. The Company has two open pit producing mines (Wassa Main Pit and the Prestea Open Pits), one producing underground mine (Wassa Underground) and one underground development project (Prestea Underground). Wassa Underground achieved commercial production on January 1, 2017 and Prestea Underground is expected to achieve commercial production in mid-2017. The Company is a reporting issuer or the equivalent in all provinces of Canada, in Ghana and in the United States, and files disclosure documents with securities regulatory authorities in Canada, Ghana and with the SEC in the United States.
SUMMARY OF OPERATING AND FINANCIAL RESULTS

		Three Months Ended December 31,		For the Years Ended December 31,
OPERATING SUMMARY		2016	2015	2016	2015
Wassa Main Pit gold sold	oz	21,076	30,880	93,284	107,751
Wassa Underground gold sold	oz	7,867	—	11,062	—
Bogoso/Prestea gold sold	oz	23,893	20,498	89,517	113,902
Total gold sold	oz	52,836	51,378	193,863	221,653
Total gold produced	oz	53,403	52,141	194,054	222,416
Average realized gold price	$/oz	1,184	1,098	1,211	1,151

Cost of sales per ounce - Consolidated[1]	$/oz	1,114	903	1,060	1,276
Cost of sales per ounce - Wassa[1]	$/oz	1,430	813	1,186	1,061
Cost of sales per ounce - Bogoso/Prestea[1]	$/oz	836	1,040	928	1,479
Cash operating cost per ounce - Consolidated[1]	$/oz	880	715	872	976
Cash operating cost per ounce - Wassa[1]	$/oz	1,090	625	941	838
Cash operating cost per ounce - Bogoso/Prestea[1]	$/oz	694	849	800	1,108
All-in sustaining cost per ounce - Consolidated[1]	$/oz	1,197	893	1,093	1,149
1 See "Non-GAAP Financial Measures" section for a reconciliation of cost of sales per ounce, cash operating cost per ounce and all-in sustaining cost per ounce to cost of sales before depreciation and amortization.

		Three Months Ended December 31,		For the Years Ended December 31,
FINANCIAL SUMMARY		2016	2015	2016	2015
Gold revenues	$'000	53,255	56,420	221,290	255,187
Cost of sales excluding depreciation and amortization	$'000	43,994	39,354	172,616	245,494
Depreciation and amortization	$'000	6,117	7,054	21,160	37,339
Mine operating margin/(loss)	$'000	3,144	10,012	27,514	(27,646)
General and administrative expense	$'000	517	2,521	25,754	14,281
(Gain)/Loss on fair value of financial instruments, net	$'000	(888)	(1,658)	25,628	(1,712)
Loss on repurchase of 5% Convertible Debentures, net	$'000	—	—	11,594	—
Net income/(loss) attributable to Golden Star shareholders	$'000	3,446	13,781	(39,647)	(67,681)
Adjusted net income/(loss) attributable to Golden Star shareholders[2]	$'000	64	7,003	11,183	(28,355)
Income/(loss) per share attributable to Golden Star shareholders - basic and diluted	$/share	0.01	0.05	(0.13)	(0.26)
Adjusted income/(loss) per share attributable to Golden Star shareholders - basic [2]	$/share	0.01	0.03	0.04	(0.11)
Cash provided by operations	$'000	25,234	12,633	53,249	60,148
Cash provided by operations before working capital changes[3]	$'000	23,896	29,725	75,457	53,437
Cash provided by operations per share - basic	$/share	0.08	0.05	0.18	0.23
Cash provided by operations before working capital changes per share - basic and diluted	$/share	0.07	0.11	0.26	0.21
Capital expenditures	$'000	23,779	13,726	84,356	57,051
2 See "Non-GAAP Financial Measures" section for a reconciliation of adjusted net income/(loss) attributable to Golden Star shareholders and adjusted income/(loss) per share attributable to Golden Star shareholders to net income/(loss) attributable to Golden Star shareholders and income/(loss) per share attributable to Golden Star shareholders.
3 See "Non-GAAP Financial Measures" section for an explanation of the calculation of cash provided by operations before working capital changes.

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Gold sales of 52,836 ounces in the fourth quarter of 2016 were 3% higher than the 51,378 ounces sold in the same period in 2015. Bogoso/Prestea gold sales in the fourth quarter of 2016 were 17% higher than the same period in 2015 due to higher throughput and higher ore grade processed. Gold sales from Wassa Main Pit decreased to 21,076 ounces due mainly to a 21% decrease in ore grade processed as a result of mining in a lower grade zone of the Wassa Main Pit. The incidental revenue from the 7,867 ounces attributed to the Wassa Underground Mine is accounted as a reduction to the capital expenditures in the development of the Wassa Underground as the Wassa Underground Mine was not yet in commercial production by December 31, 2016. For the year ended December 31, 2016, gold sales of 193,863 ounces were 13% lower than the 221,653 ounces sold in the same period in 2015, due primarily to lower throughput at Bogoso/Prestea as 2016 production was exclusively from the lower cost Prestea non-refractory operation.

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Consolidated cost of sales per ounce was $1,114 in the fourth quarter of 2016, 23% higher than $903 in the same period in 2015. Consolidated cash operating cost per ounce was $880 in the fourth quarter of 2016, 23% higher than $715 in the same period in 2015. The increase in both the consolidated cost of sales per ounce and the consolidated cash operating cost per ounce was due to the decrease in gold sold attributable to the Wassa Main Pit as a result of a 31% decrease in ore grade processed compared to the same period in 2015. These higher costs per ounce at Wassa were offset partially by the lower costs per ounce at Bogoso/Prestea as production at Bogoso/Prestea increased compared to the same period in 2015. The impact expected from cost of sales per ounce and the cash operating cost per ounce at the Wassa Underground Mine do not affect the consolidated cost of sales per ounce or the consolidated cash operating cost per ounce as costs relating to the Wassa Underground Mine are accounted for as a reduction to the capital expenditures in the development of the Underground Mine as commercial production had not been achieved by December 31, 2016. For the year ended December 31, 2016, consolidated cost of sales per ounce was $1,060 compared to $1,276 for the same period in 2015, representing a 17% decrease. Consolidated cash operating cost per ounce was $872 for the year ended December 31, 2016, compared to $976 in the same period in 2015, representing a 11% decrease. Both consolidated cost of sales per ounce and cash operating cost per ounce decreased in 2016 compared to the prior year due to the suspension of the high cost refractory plant at Bogoso/Prestea, which resulted in a $68.6 million reduction in cost of sales in 2016.

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Gold revenues totaled $53.3 million in the fourth quarter of 2016, compared to $56.4 million in the same period in 2015. The 5% decline in gold revenues was a result of fewer ounces sold at Wassa Main Pit, partially offset by a higher realized gold price in the fourth quarter of 2016 as compared to the same period in 2015. The decline in ounces sold at Wassa was a result of a decrease in ore grade processed. For the year ended December 31, 2016, gold revenue totaled $221.3 million, a 13% decline compared to $255.2 million in the same period in 2015 due primarily to lower gold sales at Bogoso/Prestea following the suspension of the high cost refractory operation at Bogoso and lower gold sales at Wassa as a result of lower ore grade processed.

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Cost of sales excluding depreciation and amortization in the fourth quarter of 2016 totaled $44.0 million compared to $39.4 million in the same period in 2015. The 12% increase in cost of sales excluding depreciation and amortization for the fourth quarter of 2016 was due mainly to higher mining costs and lower build-up of inventories at Wassa. For the year ended December 31, 2016, cost of sales excluding depreciation and amortization totaled $172.6 million, down 30% from $245.5 million in the same period in 2015, due primarily to a decrease in mine operating expenses at the Bogoso/Prestea mine. Lower mine operating expenses were a result of exclusively mining and processing lower cost Prestea oxide ore through the non-refractory plant in 2016 as compared to processing primarily refractory ore through the higher cost refractory plant in 2015.

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Depreciation and amortization expense totaled $6.1 million in the fourth quarter of 2016 compared to $7.1 million in the same period in 2015. The decrease in depreciation and amortization expense in the fourth quarter of 2016 was primarily the result of higher mineral reserve and resource estimates at the Bogoso/Prestea compared to the same period in 2015. For the year ended December 31, 2016, depreciation and amortization totaled $21.2 million compared to $37.3 million in the same period in 2015, primarily a result of the lower production at both operations and higher reserve and resource estimates at the Bogoso/Prestea compared to prior year.

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General and administrative costs totaled $0.5 million in the fourth quarter of 2016, compared to $2.5 million in the same period in 2015. The decrease in general and administrative costs in the fourth quarter of 2016 was due primarily to a $2.3 million share-based compensation recovery. General and administrative costs excluding non-cash share-based compensation was $2.8 million in the fourth quarter of 2016 compared to $2.3 million in the same period in 2015. For the year ended December 31, 2016, general and administrative costs totaled $25.8 million compared to $14.3 million in the same period in 2015. The increase was due to the higher non-cash share-based compensation accrued for the year ended December 31, 2016, compared to the same periods in 2015. Share-based compensation increased in 2016 as a result of significant improvement in the Company's share price. General and administrative costs excluding non-cash share-based compensation was $11.9 million in 2016, slightly lower than the $12.3 million in the same period in 2015.

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The Company recorded a gain of $0.9 million on financial instruments in the fourth quarter of 2016 compared to $1.7 million in the same period in 2015. The gain in the fourth quarter of 2016 was comprised of a $1.0 million gain on forward and collar contracts and a $0.5 million non-cash revaluation gain on warrants, offset by a $0.5 million non-cash revaluation loss of the derivative liability of the 7% Convertible Debentures and a $0.1 million non-cash revaluation loss on the 5% Convertible Debentures. The $1.7 million fair value gain recognized in the fourth quarter of 2015 was comprised of a $1.6 million non-cash revaluation gain on the 5% Convertible Debentures and a $0.1 million non-cash revaluation gain on warrants. The valuation techniques used for these financial instruments are disclosed in the "Financial Instruments" section of this MD&A. For the year ended December 31, 2016, the Company recorded $37.2 million of losses on financial instruments compared to a gain of $1.7 million in the same period in 2015. The losses in 2016 were comprised of a $17.2 million non-cash revaluation loss on the 5% Convertible Debentures, a $11.6 million loss on repurchases of the 5% Convertible Debentures, a $3.8 million non-cash revaluation loss of the derivative liability of the 7% Convertible Debentures, a $2.3 million non-cash revaluation loss on warrants and a $2.3 million loss on forward and collar contracts.

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Net income attributable to Golden Star shareholders for the fourth quarter of 2016 totaled $3.4 million or $0.01 income per share, compared to a net income of $13.8 million or $0.05 income per share for the same period in 2015. The decrease in net income attributable to Golden Star shareholders for the fourth quarter was due to lower mine operating margin at Wassa and lower other income. Mine operating margin was lower at Wassa due to lower revenue as a result of lower production at the Wassa Main Pit in the fourth quarter of 2016. Other income was lower in the fourth quarter of 2016 as there was a gain of $5.7 million on reduction of the Bogoso refractory operation asset retirement obligation recognized in the fourth quarter in 2015. For the year ended December 31, 2016, net loss attributable to Golden Star shareholders totaled $39.6 million or $0.13 loss per share, compared to a net loss of $67.7 million or $0.26 loss per share in the same period in 2015. The decrease in net loss attributable to Golden Star shareholders for 2016 was due mainly to higher mine operating margin at Bogoso and no impairment charges for 2016 compared to $34.9 recognized in 2015. These were partially offset by higher losses on financial instruments and higher non-cash share-based compensation expenses.

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Adjusted net income attributable to Golden Star shareholders (see "Non-GAAP Financial Measures" section) was $0.1 million in the fourth quarter of 2016, compared to $7.0 million for the same period in 2015. The lower adjusted net income attributable to Golden Star shareholders in the fourth quarter of 2016 compared to the same period in 2015 was due to the mine operating loss at Wassa in the fourth quarter of 2016 resulting from lower revenue from gold sales attributable to the Wassa Main Pit. For the year ended December 31, 2016, adjusted net income attributable to Golden Star shareholders (see "Non-GAAP Financial Measures" section) was $11.2 million compared to an adjusted loss of $28.4 million attributable to Golden Star shareholders in the same period in 2015. The adjusted net income attributable to Golden Star shareholders in

2016 compared to the adjusted net loss attributable to Golden Star shareholders in 2015 was principally due to higher mine operating margin at the Bogoso/Prestea operation in 2016.

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Cash provided by operations before working capital was $23.9 million for the fourth quarter of 2016, compared to $29.7 million in the same period in 2015. The decrease in cash provided by operations before working capital was impacted primarily by the mine operating loss at Wassa in the fourth quarter of 2016. For the year ended December 31, 2016, cash provided by operations before working capital was $75.5 million compared to $53.4 million in the same period in 2015 due mainly to the higher mine operating margin at Bogoso/Prestea, partially offset by the lower mine operating margin at Wassa and the lower amount of advance payments under the Streaming Agreement (as defined below) received in 2016 compared to 2015. Total advance payment of $60.0 million under the Streaming Agreement was received in 2016 compared to $75.0 million in 2015.

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Capital expenditures for the fourth quarter of 2016 totaled $23.8 million compared to $13.7 million in the same period in 2015. Capital expenditures for the fourth quarter and year ended December 31, 2016 were higher than the same periods in 2015 primarily due to expenditures on development activities relating to the Wassa Underground Mine and the Prestea Underground Mine in 2016. The major capital expenditures in the fourth quarter of 2016 at Wassa included $2.8 million of expenditures relating to the development of the Wassa Underground Mine and $3.3 million for the improvement of the tailings storage facility. Capital expenditures at Bogoso/Prestea during the fourth quarter of 2016 included $10.8 million on expenditures relating to the development of the Prestea Underground Mine and $2.2 million on the Prestea Open Pit Mines. For the year ended December 31, 2016, capital expenditures totaled $84.4 million compared to $57.1 million in the same period in 2015.

OUTLOOK FOR 2017
Production and cost guidance

	Gold production	Cash operating costs	All-in sustaining costs
	thousands of ounces	$ per ounce	$ per ounce
Wassa Main Pit	85 - 95
Wassa Underground	60 - 65
Wassa Consolidated	145 - 160	830 - 915
Prestea Open Pit Mines	65 - 70
Prestea Underground¹	45 - 50
Prestea Consolidated	110 - 120	715 - 780
Consolidated	255 - 280	780 - 860	970 - 1,070

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Costs incurred at Prestea Underground will be capitalized until commercial production is achieved. As a result, pre-commercial production costs are reflected in the Company's development capital expenditure guidance set out in the table below and are not included in the Company's cash operating cost per ounce guidance set out in the table above.

Wassa Main Pit - Production is expected to remain at approximately the same level as 2016. Grade and strip ratio are expected to decline slightly in 2017 resulting in slightly lower production guidance.
Wassa Underground - Commercial production at Wassa Underground was achieved on January 1, 2017. Gold production is anticipated to increase significantly from the third quarter of 2017 onwards as Golden Star's mining operations begin to access the transverse stopes of the B Shoot, which is a higher grade area of the Wassa Underground ore body.
Prestea Open Pit Mines - Production is expected to be lower in 2017 relative to the prior year as Golden Star expects production to conclude at the Prestea Open Pits during the third quarter of 2017. Production from the Mampon deposit, which is expected to commence during the second quarter of 2017 and conclude in the third quarter of 2017, will slightly offset this decrease.
Prestea Underground - Commercial production at Prestea Underground is expected to be achieved in mid-2017. During the development phase of the Prestea Underground Mine, the Company expects to produce 7,000 - 7,500 ounces in 2017. As these ounces are expected to be produced prior to the commercial production phase of the mine, the revenues from these ounces will be credited against the capital expenditures incurred.
Capital expenditures guidance

	Sustaining	Development	Total
	$ millions	$ millions	$ millions
Wassa Main Pit	5.9	1.1	7.0
Wassa Underground	9.0	3.4	12.4
Prestea Open Pit Mines	5.0	—	5.0
Prestea Underground	0.4	31.2	31.6
Exploration	—	2.4	2.4
Consolidated	20.3	38.1	58.4
Wassa - The Company expects to spend $5.9 million and $9.0 million on sustaining capital expenditures at the Wassa Main Pit and Wassa Underground operations, respectively. The Company expects to spend $1.1 million of capital on development at the Wassa Main Pit Mine related to the completion of the tailings storage facility and $3.4 million at the Wassa Underground Mine.
Prestea - The Company expects to spend $5.0 million and $0.4 million on sustaining capital expenditures at the Prestea Open Pits and Prestea Underground operations, respectively. The Company expects to spend $31.2 million on the development of the Prestea Underground Mine, which is expected to achieve commercial production in mid-2017. Revenue earned on underground ounces produced will be credited against capital expenditures until commercial production is achieved.

CORPORATE DEVELOPMENTS
Gold prices
Spot gold prices increased from $1,062 per ounce at December 31, 2015 to $1,159 per ounce on December 30, 2016. The Company realized an average gold price of $1,211 per ounce for gold sales during 2016, compared to an average realized gold price of $1,151 per ounce for 2015. The spot gold price on February 21, 2017 was $1,237 per ounce
Revenue from spot sales during 2016 resulted in an average realized price of $1,245 per ounce whereas revenue recognized from the gold purchase and sale agreement (the "Streaming Agreement") with RGLD Gold AG ("RGLD") resulted in an average realized price of $886 per ounce.

	Year Ended December 31, 2016
	$'000	Ounces	Realized price
Revenue - Stream arrangement
Cash proceeds	$4,385
Deferred revenue recognized	11,267
	$15,652	17,662	$886
Revenue - Spot sales	205,638	165,136	1,245
Total revenue	$221,290	182,798	$1,211
Bought deal
On February 7, 2017, the Company completed a bought deal public offering which resulted in the issuance of 31,363,950 common shares including 4,090,950 common shares issued upon full exercise of the over allotment option, at a price CAD$1.10 per share for net proceeds of $24.8 million.
Wassa Underground Mine achieved commercial production
On January 6, 2017, the Company announced that commercial production had been achieved at its Wassa Underground Mine in Ghana, effective January 1, 2017. Gold production is anticipated to continue to ramp up during 2017 as Golden Star's mining operations begin to access the B Shoot, which is a higher grade area of the Wassa Underground ore body.  The Company plans to begin longitudinal stoping of the B Shoot in the first quarter of 2017, with the larger, transverse stopes expected to be accessed in the third quarter of 2017.
Conversions of 7% Convertible Debentures
During the fourth quarter of 2016, $5.0 million principal outstanding of the 7% convertible debentures were converted into 5,555,667 shares. Subsequent to the year ended December 31, 2016, a further $7.0 million principal outstanding of the 7% Convertible Debentures were converted to 7,778,886 shares. In total, $12.0 million principal outstanding of the 7% Convertible Debentures has been converted into 13,335,553 common shares at February 21, 2017. Total principal that remains outstanding on the 7% Convertible Debentures is $53.0 million.
Debt restructuring
During the year ended December 31, 2016, the Company entered into the following financing transactions to strengthen its balance sheet:

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On August 3, 2016, the Company completed a public offering of 40,000,000 common shares at a price of $0.75 per share. The underwriters for the offering exercised in full their option to purchase an additional 6,000,000 common shares. As a result, a total of 46,000,000 common shares were sold by the Company for gross proceeds of $34.5 million (net proceeds of $31.8 million).

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On August 3, 2016, the Company also completed a private placement of $65.0 million aggregate principal amount of the 7% Convertible Senior Notes due 2021 (the "7% Convertible Debentures"). As part of the offering of the 7% Convertible Debentures, the Company exchanged $42.0 million principal amount of its outstanding 5% Convertible Debentures due June 1, 2017 (the "5% Convertible Debentures") for an equal principal amount of the 7% Convertible Debentures. The principal amount exchanged is included in the total aggregate principal amount of the 7% Convertible Debentures issued. The Company did not receive any cash proceeds from the exchange. The net proceeds received from this private placement was $20.7 million. During the year ended December 31, 2016, debt holders converted $5.0 million principal amount of the 7% Convertible Debentures. As at December 31, 2016, $60.0 million principal amount of the 7% Convertible Debentures remain outstanding and will mature on August 15, 2021.

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The net cash proceeds from the above-referenced offering of common shares together with the net proceeds from the private placement of 7% Convertible Debentures were used to strengthen the Company's balance sheet by retiring certain outstanding indebtedness. In August 2016, the Company repaid the remaining outstanding balance of $22.4 million of its loan with Ecobank Ghana Limited. On August 3, 2016, the Company also repurchased $18.2 million principal amount of its 5% Convertible Debentures at face value. Total repurchases of the 5% Convertible Debentures during 2016 totaled $21.8 million in principal amount. As at December 31, 2016, $13.6 million principal amount of the 5% Convertible Debentures remain outstanding and will mature on June 1, 2017.

•
On May 9, 2016, the Company completed a bought deal public offering which resulted in 22,750,000 common shares sold at a price of $0.66 per share for gross proceeds of $15.0 million (net proceeds of $13.7 million). In May 2016, the Company also entered into an agreement with a significant current account creditor to settle $36.5 million of current liabilities. Under this agreement, the Company made a payment of $12.0 million in the second quarter of 2016 and deferred payment of the remaining $24.5 million until January 2018, after which the outstanding balance will be repaid in equal installments for 24 months commencing January 31, 2018. Interest of 7.5% per annum will accrue on the outstanding balance and will be payable beginning in January 2017.

Mining lease for high grade Mampon deposit received
On October 27, 2016, the Company announced that it had received a mining lease for the Mampon deposit ("Mampon") in Ghana. Mampon is a high grade, oxide deposit containing approximately 45,000 ounces of gold at 4.60 grams per tonne. Following the receipt of the mining lease, the Company received the environmental permit in January 2017 and expects to start mining Mampon in the second quarter of 2017.
Advance payment under Streaming Agreement received
During the fourth quarter of 2016, the Company received an advance payment of $20.0 million pursuant to the Streaming Agreement with RGLD. On January 3, 2017, the Company received the final $10.0 million of scheduled advance payment pursuant to the Streaming Agreement. Since the inception of the Streaming Agreement in July 2015, the Company has received total advance payments of $145.0 million, which represents the full expected proceeds pursuant to the Streaming Agreement.
Forward and collar contracts
During the first quarter of 2016, the Company initiated a gold hedging program to limit its exposure to fluctuations in the gold price during the development phase of the Wassa Underground and Prestea Underground projects. During the year ended December 31, 2016, the Company realized a loss of $2.3 million on settled costless collars and forward sales contracts. The Company has no outstanding forward and collar contracts at December 31, 2016.
Appointment of Gil Clausen to the Board of Directors
On July 18, 2016, Golden Star further strengthened its board by appointing Gil Clausen. Mr. Clausen is the president and Chief Executive Officer of Brio Gold and former president and chief executive officer and director of Augusta Resource Corporation. He also serves as an independent director of Plata Latina Minerals Corporation. With over 30 years of executive, financial, developmental and operational industry experience, Mr. Clausen has been responsible for executing growth strategies for mining companies on a range of continents and across a variety of commodities.
DEVELOPMENT PROJECTS UPDATE
Wassa Underground development
Wassa Underground commenced pre-commercial production in early July 2016. The successful blasting of the first stope delivered the first ore from the new underground mine to the Wassa processing plant, where it was blended with ore from Wassa Main Pit.  Underground ore was mined using longitudinal longhole stoping, although the primary mining method that will be used in Wassa Underground from the third quarter of 2017 is transverse stoping.
The development of Wassa Underground's infrastructure and all plant modifications have been completed. Underground development has progressed sufficiently in order to accommodate the near term mine plan, including a twin decline and a ventilation system. Construction activities were completed at the end of the fourth quarter of 2016. Commercial production was declared at Wassa Underground Mine in January 2017.
The first stopes are in the upper part of the F Shoot, which is one of the more moderate grade areas of the underground mine.  Golden Star is using the F Shoot mineralization for test stoping and to complete the training of our underground personnel as the mine development moves towards the higher grade B Shoot.
Due to this focus on the F Shoot, Golden Star expects to begin mining the first stopes of the B Shoot in the first quarter of 2017.  Production from Wassa Underground during 2016 was 11,062 ounces recovered.

The capital expenditures for Wassa Underground are shown in the table below:

(in millions of U.S. dollars)	Fourth Quarter 2016	2016	Project-to-date
Capital spending	$1.2	$20.0	$39.8
Capitalized borrowing costs	0.2	3.8	6.3
Capital expenditures	$1.4	$23.8	$46.1
Prestea
The Prestea mine consists of an underground mine that has been in existence for over 100 years along with adjacent surface deposits. The Prestea mine is located 16 km south of the Bogoso mine and processing plants in the town of Prestea. The underground mine is currently being refurbished and drive development commenced in the third quarter of 2016.  A number of high grade surface deposits exist to the south of the underground mine which the Company is currently mining and processing through the non-refractory processing plant.
Prestea Underground Mine
Refurbishment work continued to progress as expected at the high grade Prestea Underground Mine during the fourth quarter of 2016.
Manroc Developments Inc. (“Manroc”) was selected following a competitive bid process, involving a number of mining contractors.  Manroc specializes in Alimak stoping, a mechanized shrinkage mining method. Manroc’s role will be to provide Alimak raise mining, stoping and equipment maintenance training to Golden Star personnel over a three year contract period.
Alimak stoping was selected as the mining method for Prestea Underground Mine due to its safety and efficiency benefits over conventional shrinkage mining. Prestea Underground Mine is a narrow, high grade deposit, with Mineral Reserves of 1.0Mt at 14.02g/t for 469,000 ounces (based on mineral reserves and mineral resources estimates at December 31, 2015) and further exploration potential.
Underground development continued with a total development advance of approximately 420 meters completed by mid-February 2017. This development focused on crosscut advancement towards the West Reef and construction of a workshop and electrical bays and the slashing of existing drives to a size suitable for mechanized load-haul-dump equipment.
The rock winder upgrade progressed to 95% completion in 2016 with commissioning completed in January 2017, enabling an increase in hoisting capacity to satisfy the production profile in 2017. The mining rate in the Prestea Underground Mine is expected to be approximately 650 tonnes per day and the shaft’s capacity is expected to be approximately 1,200 tonnes per day.
In early January 2017 the West Reef ore body was intersected on 24 Level for the first time by Golden Star’s mining operations in two separate cross cuts. The focus is now on establishing the infrastructure and entrance into the first of the stopes. During the first quarter of 2017, 650 tonnes of material was hauled and hoisted from 24 Level to surface in order to test the haulage and hoisting system. Ore is currently being stockpiled at the processing facility at Bogoso, with the intention to run a batch through as an early test. Construction activities continue to advance according to schedule and stoping is expected to start in the second quarter of 2017, with commercial production anticipated to be declared in mid-2017.
The capital expenditures for Prestea Underground Mine are shown in the table below:

(in millions of U.S. dollars)	Fourth Quarter 2016	2016	Project-to-date
Capital spending	$9.6	$34.3	$39.4
Capitalized borrowing costs	1.2	2.5	3.7
Capital expenditures	$10.8	$36.8	$43.1
Total construction capital expenditures prior to commercial production, net of pre-commercial production revenue, is expected to be $61 million for the underground mine. The Company expects a total capital expenditures, net of pre-commercial production revenue, of approximately $18 million to be incurred in the first half of 2017 prior to achieving commercial production in the second half of 2017.

WASSA OPERATIONS
Through a 90% owned subsidiary, Golden Star (Wassa) Limited, the Company owns and operates the Wassa Main Pit (an open pit mine) and Wassa Underground (an underground mine). The Wassa Operations are located in the southwestern region of Ghana, approximately 35 kilometers northeast of the town of Tarkwa. Wassa has a non-refractory processing plant (the “Wassa processing plant”) consisting of a carbon-in-leach ("CIL") system with a capacity of 2.7 million tonnes per annum. Ore from both the Wassa Main Pit and Wassa Underground is processed at the Wassa processing plant.

		Three Months Ended December 31,		For the Years Ended December 31,
		2016	2015	2016	2015
WASSA FINANCIAL RESULTS
Revenue	$'000	$24,785	$33,760	$112,341	$123,189

Mine operating expenses	$'000	23,139	22,532	92,938	95,152
Severance charges	$'000	—	—	113	1,816
Royalties	$'000	1,770	1,728	6,483	6,234
Operating costs to metals inventory	$'000	(161)	(3,231)	(5,149)	(4,886)
Inventory net realizable value adjustment	$'000	1,190	—	1,190	1,524
Cost of sales excluding depreciation and amortization	$'000	25,938	21,029	95,575	99,840
Depreciation and amortization	$'000	4,202	4,068	15,094	14,522
Mine operating (loss)/margin	$'000	$(5,355)	$8,663	$1,672	$8,827

Capital expenditures	$'000	10,155	8,001	41,805	33,912

WASSA OPERATING RESULTS
Ore mined	t	632,040	806,153	2,496,817	2,849,061
Waste mined	t	2,196,572	2,924,040	9,974,537	10,631,663
Ore processed - Main Pit	t	593,286	620,047	2,444,339	2,495,176
Ore processed - Underground	t	115,602	—	178,255	—
Ore processed - Total		708,888	620,047	2,622,594	2,495,176
Grade processed - Main Pit	g/t	1.22	1.77	1.27	1.46
Grade processed - Underground	g/t	2.27	—	2.06	—
Recovery	%	92.9	93.9	93.6	93.4
Gold produced - Main Pit	oz	21,411	31,395	93,319	108,266
Gold produced - Underground	oz	7,865	—	11,062	—
Gold produced - Total	oz	29,276	31,395	104,381	108,266
Gold sold - Main Pit	oz	21,076	30,880	93,284	107,751
Gold sold - Underground	oz	7,867	—	11,062	—
Gold sold - Total	oz	28,943	30,880	104,346	107,751

Cost of sales per ounce[1]	$/oz	1,430	813	1,186	1,061
Cash operating cost per ounce[1]	$/oz	1,090	625	941	838
1 See "Non-GAAP Financial Measures" section for a reconciliation of cost of sales per ounce and cash operating cost per ounce to cost of sales excluding depreciation and amortization.

Three months ended December 31, 2016 compared to three months ended December 31, 2015
Production
Gold production was 29,276 ounces for the fourth quarter of 2016, a 7% decrease from the 31,395 ounces produced during the same period of 2015 due to lower production from ore mined in the Wassa Main Pit as ore grade processed from the Open Pit declined compared to the same period in 2015 due to mining in a lower ore grade zone, consistent with management's expectations. 27% of the production in the fourth quarter of 2016 was attributed to the Wassa Underground operation compared to none in the same period in 2015. Ore grade processed from the Wassa Underground operation during the fourth quarter of 2016 was 2.27 g/t, compared to 1.22 g/t processed from the Wassa Main Pit for the same period.
Gold revenues
Gold revenues were $24.8 million for the fourth quarter of 2016, a 27% decrease compared to $33.8 million for the same period in 2015. The decrease was due to a 32% decrease in ounces of gold sold attributable to the Wassa Main Pit, offset by an increase in the average realized gold price to $1,176 per ounce in the fourth quarter of 2016, compared to $1,093 per ounce for the same period in 2015. Gold revenue from incidental gold sales in the fourth quarter of 2016 attributable to the Wassa Underground Mine is accounted for as a reduction to the capital expenditures for the development of the Wassa Underground Mine as the Wassa Underground Mine had not archived commercial production by December 31, 2016.
Cost of sales excluding depreciation and amortization
Cost of sales excluding depreciation and amortization was $25.9 million for the fourth quarter of 2016, compared to $21.0 million incurred during the same period in 2015. The higher cost of sales was mainly related to the lower build up of inventories and $1.2 million net realizable value adjustment on inventories recognized in the fourth quarter of 2016. In 2015, significantly more ore was mined than processed resulting in an inventory credit.
Depreciation and amortization
Depreciation and amortization for the fourth quarter of 2016 totaled $4.2 million, compared to the $4.1 million recorded for the same period in 2015. The depreciation and amortization in 2016 was primarily impacted by the lower reserve and resource estimates compared to the same period in 2015.
Costs per ounce
Cost of sales per ounce for the fourth quarter of 2016 totaled $1,430, up 76% from $813 in the same period in 2015. Cash operating cost per ounce for the fourth quarter of 2016 totaled $1,090, up 74% from $625 for the same period in 2015. The higher cost of sales per ounce and the higher cash operating cost per ounce were due to the $1.2 million net realizable value adjustment on inventories recognized in the fourth quarter of 2016 and a 32% decrease in gold sold attributable to the Wassa Main Pit as a result of a 31% decrease in ore grade processed due to mining in a lower ore grade zone.
Capital expenditures
Capital expenditures for the fourth quarter of 2016 totaled $10.2 million compared with $8.0 million during the same period in 2015. Sustaining capital expenditures were $3.9 million for the three months ended December 31, 2016 compared to $1.1 million for the same period in 2015. Development capital expenditures were $6.2 million for the three months ended December 31, 2016 compared to $6.9 million in the same period in 2015. Development capital expenditures in the fourth quarter of 2016 included $2.9 million relating to the development of the Wassa Underground Mine and $3.3 million for the improvement of the tailings storage facility.
For the year ended December 31, 2016 compared to year ended December 31, 2015
Production
Gold production was 104,381 ounces for the year ended December 31, 2016, a 4% decrease from the 108,266 ounces produced during the same period in 2015. Production from the Wassa Main Pit was lower in 2016 compared to 2015 due to lower ore grade. For the year ended December 31, 2016, 11% of the production in 2016 was attributed to the Underground operation in comparison to nil in the same period in 2015.
Gold revenues
Gold revenues were $112.3 million for the year ended December 31, 2016, compared to $123.2 million for the same period in 2015. The decrease was due to a 14% decrease in ounces of gold sold attributable to the Wassa Main Pit, offset by an increase in the average realized gold price to $1,204 per ounce for the year ended December 31, 2016, compared to $1,143 per ounce for the same period in 2015. Gold revenue from incidental gold sales in 2016 attributable to the Wassa Underground Mine is accounted for as a reduction to the capital expenditures for the development of the Wassa Underground Mine as the Underground Mine had not achieved commercial production by December 31, 2016.

Cost of sales excluding depreciation and amortization
Cost of sales excluding depreciation and amortization was $95.6 million for the year ended December 31, 2016, compared to $99.8 million incurred during the same period in 2015. The lower cost of sales in 2016 was mainly related to lower mine operating expenses as a result of less material mined and lower severance charges.
Depreciation and amortization
Depreciation and amortization for the year ended December 31, 2016 totaled $15.1 million, compared to the $14.5 million recorded for the same period in 2015. The higher depreciation and amortization in 2016 was primarily impacted by the lower reserve and resource estimates in 2016 compared to the same period in 2015.
Costs per ounce
Cost of sales per ounce for 2016 totaled $1,186, up 12% from $1,061 in the same period in 2015. Cash operating cost per ounce for the year ended December 31, 2016 totaled $941, up 12% from $838 for the same period in 2015. The 14% decrease in ounces sold at the Wassa Main Pit contributed to the higher cost of sales per ounce and the higher cash operating cost per ounce in 2016.
Capital expenditures
Capital expenditures for the year ended December 31, 2016 were $41.9 million compared with $33.9 million during the same period in 2015. Sustaining capital expenditures were $8.2 million for the year ended December 31, 2016 compared to $6.5 million in the same period in 2015. Development capital expenditures were $33.7 million for the year ended December 31, 2016 compared to $27.4 million in the same period in 2015. Development capital expenditures in 2016 included $23.8 million of expenditures relating to the development of the Wassa Underground Mine and $9.5 million for the improvement of the tailings storage facility.

BOGOSO/PRESTEA OPERATIONS
Through a 90% owned subsidiary, Golden Star (Bogoso/Prestea) Limited, the Company owns and operates the Bogoso gold mining and processing operations and the Prestea mining operations located near the town of Prestea, Ghana. Bogoso/Prestea has a CIL processing facility, which is suitable for treating non-refractory gold ore (the “non-refractory plant”) with capacity of up to 1.5 million tonnes per annum. Bogoso/Prestea also operated a gold ore processing facility with a capacity of 2.7 million tonnes of ore per annum, which used bio-oxidation technology to treat refractory ore (the “refractory plant”). The Company suspended the refractory operation at the end of the third quarter of 2015.
The Prestea mining operations consist of an underground mine, neighbouring open pit, oxide deposits and associated support facilities. Bogoso/Prestea currently processes the Prestea open pits ore through the non-refractory plant. Ore feed from the open pit operations commenced in the third quarter of 2015. The Prestea Underground Mine is currently being refurbished and commercial production is expected to be achieved in mid-2017.

		Three Months Ended December 31,		For the Years Ended December 31,
		2016	2015	2016	2015
BOGOSO/PRESTEA FINANCIAL RESULTS
Revenue	$'000	$28,470	$22,660	$108,949	$131,998

Mine operating expenses	$'000	17,021	17,591	73,046	128,332
Severance charges	$'000	—	(231)	(184)	12,810
Royalties	$'000	1,468	1,143	5,599	6,669
Operating costs to metals inventory	$'000	(433)	(178)	(1,420)	(2,157)
Cost of sales excluding depreciation and amortization	$'000	18,056	18,325	77,041	145,654
Depreciation and amortization	$'000	1,915	2,986	6,066	22,817
Mine operating margin/(loss)	$'000	$8,499	$1,349	$25,842	$(36,473)

Capital expenditures	$'000	13,530	5,725	42,413	23,139

BOGOSO/PRESTEA OPERATING RESULTS
Ore mined refractory	t	—	—	—	1,230,333
Ore mined non-refractory	t	341,246	301,397	1,499,656	480,583
Total ore mined	t	341,246	301,397	1,499,656	1,710,916
Waste mined	t	614,805	894,081	4,039,768	3,603,153
Refractory ore processed	t	—	—	—	1,520,541
Refractory ore grade	g/t	—	—	—	2.15
Gold recovery - refractory ore	%	—	—	—	67.5
Non-refractory ore processed	t	377,580	317,764	1,504,139	1,409,128
Non-refractory ore grade	g/t	2.51	2.36	2.21	1.32
Gold recovery - non-refractory ore	%	83.0	83.1	83.9	64.3
Gold produced - refractory	oz	—	1,042	—	76,981
Gold produced - non-refractory	oz	24,128	19,704	89,673	37,169
Gold produced - total	oz	24,128	20,746	89,673	114,150
Gold sold - refractory	oz	—	1,042	—	76,981
Gold sold - non-refractory	oz	23,893	19,456	89,517	36,921
Gold sold - total	oz	23,893	20,498	89,517	113,902

Cost of sales per ounce [1]	$/oz	836	1,040	928	1,479
Cash operating cost per ounce [1]	$/oz	694	849	800	1,108
1 See "Non-GAAP Financial Measures" section for a reconciliation of cost of sales per ounce and cash operating cost per ounce to cost of sales excluding depreciation and amortization.

Three months ended December 31, 2016 compared to three months ended December 31, 2015
Production
Bogoso/Prestea gold production was 24,128 ounces for the fourth quarter of 2016, compared to 20,746 ounces for the same period in 2015 due to higher throughput and higher ore grade processed.
Gold revenues
Gold revenues for the fourth quarter of 2016 were $28.5 million, up 26% from $22.7 million in the fourth quarter of 2015 as a result of a 17% increase in gold sales and a 8% increase in average realized gold price. The realized gold price averaged $1,192 per ounce in the fourth quarter of 2016, compared with $1,105 per ounce in the same period in 2015. Gold sold totaled 23,893 ounces in the fourth quarter of 2016, compared to 20,498 ounces in the same period of 2015.
Cost of sales excluding depreciation and amortization
Cost of sales excluding depreciation and amortization was $18.1 million for the fourth quarter of 2016, down from $18.3 million for the same period in 2015, primarily due to a decrease in mine operating expenses. Mine operating expenses totaled $17.0 million in the fourth quarter of 2016, 3% lower than the $17.6 million incurred during the same period in 2015 mainly as a result of lower mining costs due to less material mined.
Depreciation and amortization
Depreciation and amortization expense of $1.9 million for the fourth quarter of 2016 was 37% lower than the $3.0 million for the fourth quarter of 2015 due to higher reserve and resource estimates at the Bogoso/Prestea operation compared to the same period in 2015.
Costs per ounce
Cost of sales per ounce for the fourth quarter of 2016 totaled $836, down 20% from $1,040 for the same period in 2015. Cash operating cost per ounce was $694 for the fourth quarter of 2016, down 18% from $849 for the same period in 2015. The lower cost of sales per ounce and the lower cash operating cost per ounce were due to an increase in gold sold in the fourth quarter of 2016 compared to the same period in 2015.
Capital expenditures
Capital expenditures for the fourth quarter of 2016 were $13.5 million compared to $5.7 million incurred during the same period in 2015. The increase is primarily a result of an increase in development capital expenditures for the Prestea Underground Mine. Development capital expenditures increased to $10.8 million in the fourth quarter of 2016 compared to $3.4 million in the same period in 2015.
For the year ended December 31, 2016 compared to year ended December 31, 2015
Production
Bogoso/Prestea non-refractory gold production was 89,673 ounces for the year ended December 31, 2016, compared to 37,169 ounces for the same period in 2015 when non-refractory ounces were limited due to the commencement of mining and processing of the non-refractory Prestea oxide ore in the third quarter of 2015. Refractory gold production, which was suspended in the third quarter, produced 76,981 ounces of gold in 2015.
Gold revenues
Gold revenues for the year ended December 31, 2016 were $108.9 million compared to $132.0 million for the same period in 2015. Gold sold totaled 89,517 ounces in the year ended December 31, 2016, down 21% from 113,902 ounces sold in the same period in 2015 as a result of the suspension of the high cost refractory operation in the third quarter of 2015. This was partially offset by a 5% increase in the realized gold price, which averaged $1,217 per ounce in the year ended December 31, 2016, compared to $1,159 per ounce in the same period in 2015.
Cost of sales excluding depreciation and amortization
Cost of sales excluding depreciation and amortization was $77.0 million for the year ended December 31, 2016, down 47% from the $145.7 million for the same period in 2015, primarily due to a decrease in mine operating expenses and severance charges that were recorded in 2015. Mine operating expenses totaled $73.0 million for the year ended December 31, 2016, 43% lower than the $128.3 million incurred during the same period in 2015 due to lower mining and processing costs as a result of the suspension of the high cost refractory operation in 2015.

Depreciation and amortization
Depreciation and amortization expense decreased to $6.1 million for the year ended December 31, 2016, compared to $22.8 million for the same period in 2015. The lower depreciation and amortization expense for the year ended December 31, 2016 was due to lower production in 2016 and higher reserve and resource estimates compared to the same period in 2015.
Costs per ounce
Cost of sales per ounce for 2016 totaled $928, down 37% from $1,479 for the same period in 2015. Cash operating cost per ounce was $800 for the year ended December 31, 2016, down 28% from $1,108 for the same period in 2015. The lower cost of sales per ounce and the lower cash operating cost per ounce in 2016 were due to the change in cost profile as a result of mining oxide, non-refractory ore at Prestea compared to refractory ore mined at Bogoso during 2015. Mining and processing costs in 2016 were attributable to the lower cost non-refractory operation whereas 68% of gold sold in 2015 was attributable to the higher cost, higher power consuming refractory operation.
Capital expenditures
Capital expenditures for the year ended December 31, 2016 were $42.4 million compared to $23.1 million during the same period in 2015. The increase relates primarily to an increase in development capital expenditures, which totaled $36.8 million in 2016 compared to $19.8 million in 2015. Development capital expenditures in 2016 were mostly attributable to the Prestea Underground Mine.
SUMMARIZED QUARTERLY FINANCIAL RESULTS

	Three Months Ended,
(Stated in thousands of U.S dollars except per share data)	Q4 2016	Q3 2016	Q2 2016	Q1 2016	Q4 2015	Q3 2015	Q2 2015	Q1 2015
Revenues	$53,255	$55,511	$51,457	$61,067	$56,420	$56,452	$65,796	$76,519
Cost of sales excluding depreciation and amortization	43,994	44,608	42,956	41,058	39,354	55,199	78,738	72,203
Net income/(loss)	2,551	(23,792)	(22,836)	2,314	14,217	(8,526)	(68,988)	(15,113)
Net income/(loss) attributable to shareholders of Golden Star	3,446	(23,110)	(22,034)	2,051	13,781	(6,832)	(61,503)	(13,127)
Adjusted net income/(loss) attributable to Golden Star shareholders[1]	64	1,148	1,433	8,538	7,003	(11,205)	(15,727)	(8,426)
Income/(loss) per share attributable to Golden Star shareholders - basic and diluted	$0.01	(0.07)	(0.08)	$0.01	$0.05	$(0.03)	$(0.24)	$(0.05)
Adjusted income/(loss) per share attributable to Golden Star shareholders - basic[1]	$0.01	$0.01	$0.01	$0.03	$0.03	$(0.04)	$(0.07)	$(0.03)
1 See "Non-GAAP Financial Measures" section for a reconciliation of adjusted net income/(loss) attributable to Golden Star shareholders and adjusted income/(loss) per share attributable to Golden Star shareholders to net income/(loss) attributable to Golden Star shareholders and income/(loss) per share attributable to Golden Star shareholders.

SELECTED ANNUAL INFORMATION

(Stated in thousands of U.S. dollars except per share data)	As of December 31, 2016	As of December 31, 2015	As of December 31, 2014
Cash and cash equivalents	$21,764	$35,108	$39,352
Working capital[1]	(60,459)	(65,750)	(31,964)
Total assets	298,850	238,982	258,053
Long-term financial liabilities	89,445	91,899	85,798
Deficit	(120,761)	(131,234)	(54,193)

	For the years ended December 31,
	2016	2015	2014
Revenue	$221,290	$255,187	$328,915
Net loss attributable to Golden Star	(39,647)	(67,681)	(73,079)
Loss per share attributable to Golden Star shareholders - basic and diluted	(0.13)	(0.26)	(0.28)
1 Working Capital is calculated as Current Assets minus Current Liabilities as disclosed on the Consolidated Balance Sheet.
USE OF PROCEEDS FROM FINANCING
During the year ended December 31, 2016, the Company received total net cash proceeds of $66.2 million from three financings during the year:

•	$13.7 million of net proceeds from the bought deal public offering of 22.75 million common shares which closed on May 9, 2016;

•	$31.8 million of net proceeds from the underwritten public offering of 46 million shares which closed on August 3, 2016; and

•
$20.7 million of net proceeds from the private placement of $65 million aggregate principal amount of 7% Convertible Debentures which closed on August 3, 2016 (the Company exchanged $42 million principal amount of its outstanding 5% Convertible Debentures for an equal principal amount of its 7% Convertible Debentures and therefore did not receive any cash proceeds pursuant to such exchange).

The following table compares how the Company intended to use the net proceeds from these financings at the time of the respective offerings against the actual use of these funds:

Intended Use	Actual Use
$13.7 million net proceeds from the May 9, 2016 bought deal public offering:
$12.0 million to fund the reduction of certain company debt and remaining amount for working capital and general corporate purposes.	$12.0 million was used to fund the reduction of certain company debt and $1.7 million was used for working capital and general corporate purposes.
$31.8 million net proceeds from the underwritten public offering and $20.7 million of net proceeds from the private placement of $65 million principal of 7% Convertible Debentures which both closed on August 3, 2016:

Retire certain outstanding indebtedness including the 5% Convertible Debentures and the Ecobank Loan II and for general corporate purposes.
$22.4 million was used to fully repay the Ecobank Loan II; $18.2 million was used to retire a portion of the outstanding 5% Convertible Debentures; and $11.9 million for general corporate purposes, a portion of which will be used to partially settle the remaining 5% Convertible Debentures which mature on June 1, 2017.

Accordingly, the actual use of proceeds of the above-referenced offerings was consistent with the intended use at the time of each offering.

LIQUIDITY AND FINANCIAL CONDITION
The Company held $21.8 million in cash and cash equivalents as of December 31, 2016, down from $35.1 million at December 31, 2015. The Company received an additional $10.0 million scheduled advance payment from RGLD on January 3, 2017. The Company also received gross proceeds of CAD $34.5 million on February 7, 2017 from a completed bought deal public offering. During the year ended December 31, 2016, operations provided $53.2 million, investing activities used $86.5 million and financing activities provided $19.9 million of cash.
Before working capital changes, operations provided $75.5 million of operating cash flow during the year ended December 31, 2016, compared to $53.4 million in the same period in 2015. Advance payments of $60.0 million were received from RGLD pursuant to the Streaming Agreement during 2016 compared to $75.0 million in 2015. Cash provided by operations before working capital changes increased primarily due to a higher mine operating margin during the year ended December 31, 2016 compared to the same period in 2015, offset by a $15.0 million decrease in advance payment from RGLD.
Working capital used $22.2 million during the year ended December 31, 2016, compared to $6.7 million provided by working capital in the same period in 2015. The working capital changes in 2016 related to a $11.7 million decrease in accounts payable and accrued liabilities, a $9.4 million increase in inventory, a $2.2 million increase in accounts receivable, offset by a $1.1 million decrease in prepaid and other. The reduction of accounts payable and accrued liabilities included a payment of $12.0 million to a vendor pursuant to an agreement reached in the second quarter of 2016. There is $24.5 million in payables remaining with this vendor which is payable in 24 equal monthly installments starting in January 2018 which has been reclassified as long-term debt.
Investing activities used $86.5 million during 2016, which included $36.8 million on the development of the Prestea Underground Mine, $23.8 million on the development of the Wassa Underground Mine, $9.5 million on the expansion of the tailings storage facility at Wassa, $6.8 million in equipment upgrades at Wassa and $5.1 million on the Prestea open pit mines.
Financing activities provided $19.9 million cash in 2016 compared to $7.9 million used in 2015. Financing activities for the year ended December 31, 2016 included net proceeds of $13.7 million from the bought deal public offering in May 2016, net proceeds of $31.8 million from the equity offering in August 2016 and net proceeds of $20.7 million from the private offering of the 7% Convertible Debentures. Cash flow used for financing activities included $19.9 million repurchase of the 5% Convertible Debentures and net $27.3 million net repayment of debt which included the repayment of the Ecobank Loan II in full.
LIQUIDITY OUTLOOK
As December 31, 2016, the Company had a working capital deficit of $60.5 million. In addition, the Company's debt repayment and servicing obligation for 2017 are expected to total approximately $23.7 million. As at December 31, 2016, the Company had a cash balance of $21.8 million and on January 3, 2017, the Company received a scheduled $10.0 million payment from RGLD pursuant to the Streaming Agreement. The Company also received gross proceeds of CAD $34.5 million under the completed bought deal public offering on February 7, 2017.
In addition to cash operating costs, the Company pays a 5% royalty to the Government of Ghana, reclamation expenditures and corporate general and administration expenditures.
The Company expects to incur $58.4 million on capital expenditures during 2017, of which approximately $38.1 million is development capital expenditure and approximately $20.3 million is sustaining capital expenditure. If gold prices fall significantly from current levels, the Company could defer discretionary capital spending of up to approximately $22 million to meet its obligations.
The Company has $13.6 million principal amount of the 5% Convertible Debentures due on June 1, 2017. On maturity, the Company may, at its option, satisfy the repayment obligation by paying the principal amount of the 5% Convertible Debentures in cash or, subject to certain limitations, by issuing that number of the Company’s common shares (see Note 12 of the Audited Consolidated Financial Statements for the year ended December 31, 2016).
The Company intends to settle the remaining balance of $13.6 million of its 5% Convertible Debentures in cash. However, the Company may decide to settle the balance in shares or a combination of shares and cash depending on expected gold price, the Company’s cash balance prior to maturity, the Company’s share price prior to maturity and the expected future cash flow generated by operations.
Based on the Company's cash balance together with the operating cash flow that the Company anticipates generating in 2017 based on the Company's expected production range of approximately 255,000 ounces to 280,000 ounces of gold at an expected all-in sustaining cost of $970 per ounce to $1,070 per ounce in 2017 (see "Outlook for 2017" section in this MD&A), the Company believes that it will have sufficient cash available to support its 2017 operations and mandatory expenditures. However, operating cash flow may decline in certain circumstances, most of which are beyond the Company’s control, such as decreases in gold prices or increases in the cost of raw materials and inputs used by the Company to produce gold. Accordingly, the Company may continue to incur negative operating cash flow. The Company may need to deploy a portion of its working capital to fund such negative operating cash flows or seek additional sources of funding.
TABLE OF CONTRACTUAL OBLIGATIONS

	Payment due by period
(Stated in thousands of U.S dollars)	Less than 1 Year	1 to 3 years	4 to 5 years	More than 5 Years	Total
Accounts payable and accrued liabilities	$94,973	$—	$—	$—	$94,973
Debt [1]	15,695	45,526	59,999	—	121,220
Interest on long term debt	8,014	12,719	8,400	—	29,133
Purchase obligations	14,570	—	—	—	14,570
Rehabilitation provisions[2]	5,515	19,489	24,321	35,048	84,373
Total	$138,767	$77,734	$92,720	$35,048	$344,269

[1]
Includes the outstanding repayment amounts from the 5% Convertible Debentures maturing on June 1, 2017, the 7% Convertible Debentures maturing on August 15, 2021, the loan from Royal Gold, the finance leases and the vendor agreement.

[2]	Rehabilitation provisions indicates the expected undiscounted cash flows for each period.
RELATED PARTY TRANSACTIONS
There were no material related party transactions in the year ended December 31, 2016 and 2015 other than compensation of key management personnel which is presented in the table below. Key management personnel are defined as members of the Board of Directors and certain senior officers. Compensation of key management personnel are made on terms equivalent to those prevailing in an arm's length transaction.

	For the Years Ended December 31,
	2016	2015
Salaries, wages, and other benefits	$2,337	$2,438
Bonuses	1,311	983
Share-based compensation	9,736	593
	$13,384	$4,014
OFF-BALANCE SHEET ARRANGEMENTS
The Company has no material off-balance sheet arrangements.
NON-GAAP FINANCIAL MEASURES
In this MD&A, we use the terms "cash operating cost", “cash operating cost per ounce”, "all-in sustaining costs", "all-in sustaining costs per ounce", "adjusted net income/(loss) attributable to Golden Star shareholders", "adjusted income/(loss) per share attributable to Golden Star shareholders" and "cash provided by operations before working capital changes".
“Cost of sales excluding depreciation and amortization” as found in the statements of operations includes all mine-site operating costs, including the costs of mining, ore processing, maintenance, work-in-process inventory changes, mine-site overhead as well as production taxes, royalties, and by-product credits, but excludes exploration costs, property holding costs, corporate office general and administrative expenses, foreign currency gains and losses, gains and losses on asset sales, interest expense, gains and losses on derivatives, gains and losses on investments and income tax expense/benefit.
“Cash operating cost” for a period is equal to “Cost of sales excluding depreciation and amortization” for the period less royalties, the cash component of metals inventory net realizable value adjustments and severance charges, and "cash operating cost per ounce" is that amount divided by the number of ounces of gold sold (excluding pre-commercial production ounces sold) during the period. We use cash operating cost per ounce as a key operating metric. We monitor this measure monthly, comparing each month's values to prior periods' values to detect trends that may indicate increases or decreases in operating efficiencies. We provide this measure to investors to allow them to also monitor operational efficiencies of the Company's mines. We calculate this measure for both individual operating units and on a consolidated basis. Since cash operating costs do not incorporate revenues, changes in working capital and non-operating cash costs, they are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Changes in numerous factors including, but not limited to, mining rates, milling rates, ore grade, gold recovery, costs of labor, consumables and mine site general and administrative activities can cause these measures to increase or decrease. We believe that these measures are similar to the measures of other gold mining companies, but may not be comparable to similarly titled measures in every instance.
"All-in sustaining costs" commences with cash operating costs and then adds metals net realizable value adjustment, royalties, sustaining capital expenditures, corporate general and administrative costs (excluding non-cash share-based compensation expenses), and accretion of rehabilitation provision. "All-in sustaining costs per ounce" is that amount divided by the number of ounces of gold sold (excluding pre-commercial production ounces sold) during the period. This measure seeks to represent the total costs of producing gold from current operations, and therefore it does not include capital expenditures attributable to projects or mine expansions, exploration and evaluation costs attributable to growth projects, income tax payments, interest costs or dividend payments. Consequently, this measure is not representative of all of the Company's cash expenditures. In addition, the calculation of all-in sustaining costs does not include depreciation expense as it does not reflect the impact of expenditures incurred in prior periods. Therefore, it is not indicative of the Company's overall profitability. Non-cash share-based compensation expenses are now also excluded from the calculation of all-in sustaining costs as the Company believes that such expenses may not be representative of the actual payout on equity and liability based awards. Non-cash share-based compensation expenses were previously included in the calculation of all-in sustaining costs. The Company has presented comparative figures to conform with the computation of all-in sustaining costs as currently calculated by the Company.
The Company believes that “all-in sustaining costs” will better meet the needs of analysts, investors and other stakeholders of the Company in understanding the costs associated with producing gold, understanding the economics of gold mining, assessing the operating performance and also the Company's ability to generate free cash flow from current operations and to generate free cash flow on an overall Company basis. Due to the capital intensive nature of the industry and the long useful lives over which these items are depreciated, there can be a disconnect between net earnings calculated in accordance with IFRS and the amount of free cash flow that is being generated by a mine. In the current market environment for gold mining equities, many investors and analysts are more focused on the ability of gold mining companies to generate free cash flow from current operations, and consequently the Company believes these measures are useful non-IFRS operating metrics ("non-GAAP measures") and supplement the IFRS disclosures made by the Company. These measures are not representative of all of Golden Star's cash expenditures as they do not include income tax payments or interest costs. Non-GAAP measures are intended to provide additional information only and do not have standardized definitions under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. The table below reconciles these non-GAAP measures to the most directly comparable IFRS measures and, where applicable, previous periods have been recalculated to conform to the current definition.

The table below reconciles consolidated cost of sales excluding depreciation and amortization to cost of sales per ounce, cash operating cost per ounce and all-in sustaining costs per ounce:

(Stated in thousands of U.S dollars except cost per ounce data)	Three Months Ended December 31,		For the Years Ended December 31,
	2016	2015	2016	2015
Cost of sales excluding depreciation and amortization	$43,994	$39,354	$172,616	$245,494
Depreciation and amortization	6,117	7,054	21,160	37,339
Cost of sales	$50,111	$46,408	$193,776	$282,833

Cost of sales excluding depreciation and amortization	$43,994	$39,354	$172,616	$245,494
Severance charges	—	231	71	(14,626)
Royalties	(3,238)	(2,871)	(12,082)	(12,903)
Metals inventory net realizable value adjustment	(1,190)	—	(1,190)	(1,524)
Cash operating costs	39,566	36,714	159,415	216,441
Royalties	3,238	2,871	12,082	12,903
Metals inventory net realizable value adjustment	1,190	—	1,190	1,524
Accretion of rehabilitation provision	342	440	1,368	1,761
General and administrative costs, excluding share-based compensation	2,833	2,346	11,904	12,276
Sustaining capital expenditures	6,664	3,488	13,779	9,801
All-in sustaining costs	$53,833	$45,859	$199,738	$254,706

Ounces sold [1]	44,969	51,378	182,801	221,653
Cost per ounce measures ($/oz):
Cost of sales per ounce	1,114	903	1,060	1,276
Cash operating cost per ounce	880	715	872	976
All-in sustaining cost per ounce	1,197	893	1,093	1,149
1 For the calculation of cost of sales per ounce, cash operating cost per ounce and all-in sustaining cost per ounce, Wassa ounces sold only include those attributable to the Wassa Main Pit. The ounces mined from the Wassa Underground are excluded as Wassa Underground was not in commercial production for the year ended December 31, 2016. As such, Wassa Underground expenditures are capitalized net of revenues.

The tables below reconciles cost of sales excluding depreciation and amortization to cash operating costs per ounce for each of the operating mines:

	Three Months Ended December 31, 2016

(Stated in thousands of U.S dollars except cost per ounce data)	Wassa	Bogoso/Prestea	Combined
Cost of sales excluding depreciation and amortization	$25,938	$18,056	$43,994
Depreciation and amortization	4,202	1,915	6,117
Cost of sales	$30,140	$19,971	$50,111

Cost of sales excluding depreciation and amortization	$25,938	$18,056	$43,994
Royalties	(1,770)	(1,468)	(3,238)
Metals inventory net realizable value adjustment	(1,190)	—	(1,190)
Cash operating costs	$22,978	$16,588	$39,566

Ounces sold [1]	21,076	23,893	44,969

Cost of sales per ounce	$1,430	$836	$1,114
Cash operating cost per ounce	$1,090	$694	$880

	For the Years Ended December 31, 2016

(Stated in thousands of U.S dollars except cost per ounce data)	Wassa	Bogoso/Prestea	Combined
Cost of sales excluding depreciation and amortization	$95,575	$77,041	$172,616
Depreciation and amortization	15,094	6,066	21,160
Cost of sales	$110,669	$83,107	$193,776

Cost of sales excluding depreciation and amortization	$95,575	$77,041	$172,616
Severance charges	(113)	184	71
Royalties	(6,483)	(5,599)	(12,082)
Metals inventory net realizable value adjustment	(1,190)	—	(1,190)
Cash operating costs	$87,789	$71,626	$159,415

Ounces sold [1]	93,284	89,517	182,801

Cost of sales per ounce	$1,186	$928	$1,060
Cash operating cost per ounce	$941	$800	$872
1 For the calculation of cost of sales per ounce, cash operating cost per ounce and all-in sustaining cost per ounce, Wassa ounces sold only include those attributable to the Wassa Main Pit. The ounces mined from the Wassa Underground are excluded as Wassa Underground was not in commercial production for the year ended December 31, 2016. As such, Wassa Underground expenditures are capitalized net of revenues.

	Three Months Ended December 31, 2015

(Stated in thousands of U.S dollars except cost per ounce data)	Wassa	Bogoso/Prestea	Combined
Cost of sales excluding depreciation and amortization	$21,029	$18,325	$39,354
Depreciation and amortization	4,068	2,986	7,054
Cost of sales	$25,097	$21,311	$46,408

Cost of sales excluding depreciation and amortization	$21,029	$18,325	$39,354
Severance charges	—	231	231
Royalties	(1,728)	(1,143)	(2,871)
Cash operating costs	$19,301	$17,413	$36,714

Ounces sold [1]	30,880	20,498	51,378

Cost of sales per ounce	$813	$1,040	$903
Cash operating cost per ounce	$625	$849	$715

	For the Years Ended December 31, 2015

(Stated in thousands of U.S dollars except cost per ounce data)	Wassa	Bogoso/Prestea	Combined
Cost of sales excluding depreciation and amortization	$99,840	$145,654	$245,494
Depreciation and amortization	14,522	22,817	37,339
Cost of sales	$114,362	$168,471	$282,833

Cost of sales excluding depreciation and amortization	$99,840	$145,654	$245,494
Severance charges	(1,816)	(12,810)	(14,626)
Royalties	(6,234)	(6,669)	(12,903)
Metals inventory net realizable value adjustment	(1,524)	—	(1,524)
Cash operating costs	$90,266	$126,175	$216,441

Ounces sold [1]	107,751	113,902	221,653

Cost of sales per ounce	$1,061	$1,479	$1,276
Cash operating cost per ounce	$838	$1,108	$976
1 For the calculation of cost of sales per ounce, cash operating cost per ounce and all-in sustaining cost per ounce, Wassa ounces sold only include those attributable to the Wassa Main Pit. The ounces mined from the Wassa Underground are excluded as Wassa Underground was not in commercial production for the year-ended December 31, 2016. As such, Wassa Underground expenditures are capitalized net of revenues.
"Cash provided by operations before working capital changes" is calculated by subtracting the "Changes in working capital" from "Net cash provided by operating activities" as found in the statements of cash flows.
We use cash operating cost per ounce and cash (used in)/provided by operations before working capital changes as key operating metrics. We monitor these measures monthly, comparing each month's values to prior periods' values to detect trends that may indicate increases or decreases in operating efficiencies. These measures are also compared against budget to alert management of trends that may cause actual results to deviate from planned operational results. We provide these measures to investors to allow them to also monitor operational efficiencies of the mines owned by the Company. We calculate these measures for both individual operating units and on a consolidated basis.
Cash operating cost per ounce and cash provided by operations before working capital changes should be considered as non-GAAP financial measures as defined in the Canadian securities laws and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. There are material limitations associated with the use of such non-GAAP measures. Since these measures do not incorporate revenues, changes in working capital and non-operating cash costs, they are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Changes in numerous factors including, but not limited to, mining rates, milling rates, ore grade, gold recovery, costs of labor, consumables and mine site general and administrative activities can cause these measures to increase or decrease. We believe that these measures are similar to the measures of other gold mining companies, but may not be comparable to similarly titled measures in every instance.
Beginning in this reporting period, the Company began reporting cost of sales per ounce in addition to the previously disclosed cash operating cost per ounce. It is the Company's belief that this new metric are important for a comprehensive disclosure of the financial and operational results of the Company as this metric is now used by certain peer companies in the gold mining industry.
Adjusted net income/(loss) attributable to Golden Star shareholders
The table below shows the reconciliation of net income/(loss) attributable to Golden Star shareholders to adjusted net income/(loss) attributable to Golden Star shareholders and adjusted income/(loss) per share attributable to Golden Star shareholders:

(Stated in thousands of U.S dollars except per share data)	Three Months Ended December 31,		For the Years Ended December 31,
	2016	2015	2016	2015
Net income/(loss) attributable to Golden Star shareholders	$3,446	$13,781	$(39,647)	$(67,681)
Add back:
Share-based compensation expenses	(2,316)	175	13,850	2,005
Loss/(gain) on fair value of financial instruments	(888)	(1,658)	25,628	(1,712)
Loss on repurchase of 5% Convertible Debentures, net	—	—	11,594	—
Severance charges	—	(231)	(71)	14,626
Gain on reduction of asset retirement obligations	(198)	(5,652)	(198)	(5,652)
Impairment charges	—	—	—	34,396
	44	6,415	11,156	(24,018)
Adjustments attributable to non-controlling interest	20	588	27	(4,337)
Adjusted net income/(loss) attributable to Golden Star shareholders	$64	$7,003	$11,183	$(28,355)

Adjusted income/(loss) per share attributable to Golden Star shareholders - basic	$0.01	$0.03	$0.04	$(0.11)
Weighted average shares outstanding - basic (millions)	331.0	259.7	294.1	259.7
In order to indicate to stakeholders the Company's earnings excluding the non-cash loss/(gain) on fair value of financial instruments, non-cash loss on repurchase of the 5% Convertible Debentures, non-cash impairment charges, non-cash gain on reduction of asset retirement obligations, non-cash share-based compensation expenses, and severance charges, the Company calculates "adjusted net income/(loss) attributable to Golden Star shareholders" and "adjusted income/(loss) per share attributable to Golden Star shareholders" to supplement the audited consolidated financial statements. The adjusted income/(loss) per share attributable to Golden Star shareholders is calculated using the weighted average number of shares outstanding using the basic method of earnings per share.
Adjusted net income/(loss) attributable to Golden Star shareholders and adjusted income/(loss) per share attributable to Golden Star shareholders should be considered as non-GAAP financial measures as defined in the Canadian securities laws and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. There are material limitations associated with the use of such non-GAAP measures. Since these measures do not incorporate all non-cash expense and income items, changes in working capital and non-operating cash costs, they are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Changes in numerous factors including, but not limited to, our share price, risk free interest rates, gold prices, mining rates, milling rates, ore grade, gold recovery, costs of labor, consumables and mine site general and administrative activities can cause these measures to increase or decrease. The Company believes that these measures are similar to the measures of other gold mining companies, but may not be comparable to similarly titled measures in every instance.
OUTSTANDING SHARE DATA
As of February 21, 2017, there were 374,499,286 common shares of the Company issued and outstanding, 15,572,606 stock options outstanding, 5,842,224 deferred share units outstanding, 5,000,000 warrants outstanding, 5% Convertible Debentures which are convertible into an aggregate of 8,249,091 common shares and 7% Convertible Debentures which are convertible into an aggregate of 58,886,667 common shares.

CRITICAL ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS
The critical accounting estimates and assumptions are disclosed in Note 4 of the audited consolidated financial statements for the year ended December 31, 2016.
CHANGES IN ACCOUNTING POLICIES
The changes in accounting policies and standards, interpretations and amendments not yet effective are disclosed in Note 3 of the audited consolidated financial statements for the year ended December 31, 2016.
FINANCIAL INSTRUMENTS

(Stated in thousands of U.S dollars)	Fair value at December 31, 2016	Basis of measurement	Associated risks
Cash and cash equivalents	$21,764	Loans and receivables	Interest/Credit/Foreign exchange
Accounts receivable	7,299	Loans and receivables	Foreign exchange/Credit
Trade and other payables	86,662	Amortized cost	Foreign exchange/Interest
Warrants	2,729	Fair value through profit and loss	Market price
Equipment financing facility	1,119	Amortized cost	Interest
Finance leases	1,959	Amortized cost	Interest
5% Convertible Debentures	13,294	Fair value through profit and loss	Interest
7% Convertible Debentures	47,617	Amortized cost	Interest
Royal Gold loan, net of fees	18,496	Amortized cost	Interest
Vendor agreement	22,338	Amortized cost	Interest/Foreign exchange
Long term derivative liability	15,127	Fair value through profit and loss	Market price
Loans and receivables - Cash and cash equivalents and accounts receivables mature in the short term and approximate their fair values.
Amortized costs - Trade and other payables, the 7% Convertible Debentures, the Royal Gold loan, the vendor agreement, the equipment financing facility and the finance leases approximate their carrying values as the interest rates are comparable to current market rates. Carrying value of the vendor agreement has been discounted to reflect its fair value.
Fair value through profit or loss
Warrants - The fair value of the warrants is estimated using a Black-Scholes model. For the three and twelve months ended December 31, 2016, a revaluation gain of $0.5 million and a revaluation loss of $2.3 million were recorded respectively.
5% Convertible Debentures - The debt component of the 5% Convertible Debentures is valued based on discounted cash flows and the conversion feature is valued using a Black-Scholes model. The risk-free interest rate used in the fair value computation is the interest rate on the US treasury rate with maturity similar to the remaining life of the 5% Convertible Debentures. The discount rate used is determined by adding the risk premium to the risk-free interest rate. A market-based volatility rate was also applied to the fair value computation. For the three and twelve months ended months ended December 31, 2016, revaluation losses of $0.1 million and $17.2 million were recorded respectively. Realized loss on repurchase of $Nil and $11.6 million were recognized respectively for the three and twelve months ended December 31, 2016.
Long term derivative liability - The fair value of the derivative liability relating to the 7% Convertible Debentures is estimated using a convertible note valuation model. For the three and twelve months ended December 31, 2016, revaluation loss of $0.5 million and $3.8 million were recorded. Gain on conversions of $Nil and $0.9 million were recognized respectively for the three and twelve months ended December 31, 2016.
DISCLOSURES ABOUT RISKS
The Company's exposure to significant risks include, but are not limited to, the following risks: change in interest rates on our debt, change in foreign currency exchange rates, commodity price fluctuations, liquidity risk and credit risk. In recognition of the Company's outstanding accounts payable, the Company cannot guarantee that vendors or suppliers will not suspend or deny delivery of products or services to the Company. For a complete discussion of the risks, refer to the discussion in Notes 26 and 27 of the audited consolidated financial statements for the year ended December 31, 2016.

CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
The Company's management, with the participation of its President and Chief Executive Officer and Executive Vice President and Chief Financial Officer, has evaluated the effectiveness of the Company's disclosure controls and procedures. Based upon the results of that evaluation, the Company's President and Chief Executive Officer and Executive Vice President and Chief Financial Officer have concluded that, as of December 31, 2016, the Company's disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods and is accumulated and communicated to management, including the President and Chief Executive Officer and Executive Vice President and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.
Management's Report on Internal Control Over Financial Reporting
The Company's management, with the participation of its President and Chief Executive Officer and Executive Vice President and Chief Financial Officer, are responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision of the President and Chief Executive Officer and Executive Vice President and Chief Financial Officer, the Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company's internal control over financial reporting includes policies and procedures that:

•	pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, the transactions and dispositions of assets of the Company;

•
provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS and that the Company's receipts and expenditures are made only in accordance with authorizations of management and the Company's directors; and

•
provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the Company's consolidated financial statements.

The Company's management, including the President and Chief Executive Officer and Executive Vice President and Chief Financial Officer, believes that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any control system also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.
The Company's management, under the supervision of the President and Chief Executive Officer and the Executive Vice President and Chief Financial Officer, assessed the effectiveness of the Company's internal control over financial reporting. In making this assessment, it used the criteria set forth in the Internal Control - integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013). Based on our assessment, management has concluded that, as at December 31, 2016, the Company's internal control over financial reporting is effective based on those criteria.
The Company's internal control over financial reporting as at December 31, 2016 has been audited by PricewaterhouseCoopers ("PWC") Chartered Professional Accountants, Licensed Public Accountants who also audited the Company's Consolidated Financial Statements for the year ended December 31, 2016. PwC as stated in their report that immediately precedes the Company's audited consolidated financial statements for the year ended December 31, 2016, expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.
Changes in Internal Control Over Financial Reporting
There has been no change in the Company's design of internal controls and procedures over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting during the period covered by this MD&A.

RISK FACTORS AND ADDITIONAL INFORMATION
The risk factors for the year ended December 31, 2016, are substantially the same as those disclosed and discussed under the headings “Risk Factors - Risks Relating to the Company’s Business and its Industry” and “Risk Factors - Governmental and Regulatory Risks” in our short form prospectus dated January 31, 2017. Additional and/or updated risk factors, if applicable, will be included in our annual information form for the year ended December 31, 2016, which will be filed on SEDAR at www.sedar.com.